UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 14, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Pfenex Inc.

File No. 1-36540 and 333-196539

CF#34986

Pfenex Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to the Forms listed below.

Based on representations by Pfenex Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	Form	Filed on	Through
10.8	S-1	June 5, 2014	May 5, 2023
10.12	S-1	June 5, 2014	May 5, 2023
10.4	10-Q	November 14, 2014	May 5, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary